May 16, 2013

Mr. Kevin W. Vaughn
Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Raymond James Financial, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed November 21, 2012
File No. 001-09109

Dear Mr. Vaughn:

This letter is in response to your comment letter dated April 18, 2013. Comments in your letter are restated herein in bold, followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 100

1.
Your disclosure indicates that you provide various types and levels of advisory services. It appears that some, but not all, of the advisory services you offer are through registered investment advisors (RIA); that some, but not all of these RIA services are offered through your employees versus independent contractors; and some are offered through your own RIA license while in other situations you provide certain transaction and processing services to unaffiliated RIAs who are operating through their own RIA license. Please address the following regarding these advisory services:

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For each of your main operating subsidiaries, please tell us in detail the nature of the advisory services offered and the extent to which the services are through your employees versus nonemployees and through your own RIA license or an unaffiliated entity's RIA license. Clearly explain the extent to which such amounts are reported gross versus net.

Raymond James Financial, Inc. (“RJF”, “we”, or “our”) has two significant wholly owned subsidiaries which generate fee revenues from Registered Investment Adviser (“RIA”) relationships: Raymond James & Associates, Inc. (“RJA”) and Raymond James Financial Services Advisors, Inc. (“RJFSA”). RJA is our subsidiary that operates with employee financial advisors who are both registered representatives (“RRs”) and investment adviser representatives (“IARs”) of RJA, a dually registered broker-dealer and investment adviser (RIA). RJFSA is an entity that is a RIA, and which exclusively supports the investment advisory activities of our Raymond James Financial Services, Inc. (“RJFS”) financial advisors (RJFS is our wholly owned broker-dealer that supports independent contractor financial advisors (RRs of RJFS)). The RIA services are discussed separately below.
RJA's financial advisors may offer investment advisory services under RJA's RIA license (as IARs of RJA).  Fee revenues are computed as either a percentage of the assets in the client account, or a flat periodic fee charged to the client for investment advice.  These investment advisory fee revenues are recorded in the securities commissions and fee revenue line item on our consolidated statement of income (and are presented on a gross basis).  The RJA IAR's are paid compensation which is computed as a percentage of the revenues generated from their clients, and is recorded as a component of compensation, commissions and benefits expense on our consolidated statement of income.

RJFSA has three different RIA scenarios which result in investment advisory fee revenues with respect to RIA advised assets.  In the first scenario (“Scenario A”), independent contractors registered as a RR with RJFS are also registered with RJFSA and offer investment advisory services under RJFSA's RIA license as an IAR of RJFSA.  Fee revenues are computed as either a percentage of the assets in the client account, or a flat periodic fee charged to the client for investment advice.  These investment advisory fee revenues are recorded in the securities commissions and fee revenue line item on our consolidated statement of income (and are presented on a gross basis).  These RJFSA IARs are paid a portion of the revenues generated from their clients, which is recorded as component of compensation, commissions and benefit expense on our consolidated statement of income.
In the second scenario (“Scenario B”), independent RIA firms that are owned and operated by a financial advisor who is an independent contractor registered as a RR with RJFS, can receive administrative and custodial services (including clearing, custody, client record keeping, client statements) provided by RJFS as introducing firm to RJA.  These independent RIA firms operate under their own RIA license and pay a fee for services provided to the RIA and its clients.  This fee revenue is recorded as a component of the securities commissions and fee revenues on our consolidated statement of income (and are presented net of the portion of the fees that are remitted to the independent RIA firm). Under Scenario B the independent RIA is tasked with managing its own compliance program.
In the third scenario (“Scenario C”), which we refer to as the Independent Advisors Division (“IAD”), RJFS provides a custodial platform for unaffiliated independent RIA firms. These independent RIA firms operate under their own RIA license and pay for administrative and other services. This fee revenue is recorded as a component of the securities commissions and fee revenues on our consolidated statement of income (net of the portion of the fees that are remitted to the independent RIA firm). Under Scenario C the independent RIA is tasked with managing its own compliance program.
In addition, RJA provides services to unaffiliated independent dually registered broker-dealer/investment advisory firms through its Correspondent Services department. These independent firms operate under their own RIA license and pay RJA for services, including trade, execution, and clearing services. These revenues are recorded net of the portion of the fees remitted to the independent firms and are included as a component of account and service fees on our consolidated statement of income.

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In future filings, please revise your Business section to more clearly identify the nature of the services being provided, the nature of the revenue stream (including the extent to which such services are billed on a gross or net basis), and to identify the extent to which services are offered through your own license versus another entity's license. To the extent possible, please more clearly link these revenue streams to your tabular breakdown of revenues on page 41 and revenue recognition policies on page 100.

In Part 1, Item 1 of our September 30, 2013 Form 10-K, we will incorporate a discussion of the various investment advisory relationships described above within our Private Client Group (“PCG”) business description.
The fees earned on these programs are included within the “fee-based accounts” revenue line item in the summary of significant components of securities commission and fee revenues presented in the table on page 41 of our September 30, 2012 Form 10-K (the “2012 Form 10-K”). In our September 30, 2013 Form 10-K, we plan on adding language to the securities commissions and fee revenues discussion in the Summary of Significant Accounting Policies footnote noting this fact. Refer to the discussion below for our specific intentions for future filings to add clarity to our revenue recognition policy disclosures.

•
In reference to your revenue recognition policy related to your “Investment advisory fees” on page 100, please revise your future filings to clearly indicate how you report investment advisory fees you generate from various advisory channels. Refer to ASC 605-45-45. To the extent the fees you record on a net basis in the aggregate are much smaller than the fees you record on a gross basis in the aggregate, confirm that fact and briefly disclose where the net amounts are reported.

Investment advisory fees as described on page 100 of our 2012 Form 10-K reflect the investment advisory fees earned by our asset management businesses for administering and managing portfolios, funds and separate accounts. The fees earned in lieu of commissions by financial advisors or RIAs are included in the “securities commissions and fees line item” on our consolidated statement of income.

In our September 30, 2013 Form 10-K, we plan to add the following to the revenue recognition policy disclosures within our Summary of Significant Accounting Policies footnote. Within the “securities commissions and fees” accounting policies, we state: “fee revenues include certain asset-based fees. These include mutual fund and annuity trailing commissions.” We will add the following language in a substantially similar form: “fee revenues also include the fees earned by financial advisors affiliated as IARs and fees from RIAs affiliated with us. Fees earned by financial advisor affiliates as IARs are shown as revenue on a gross basis. Amounts paid to the financial advisor are included in compensation, commissions and benefits expense. Fees earned from RIAs who contract with us for administrative and custodial services are reported net, within the securities commissions and fees revenue line item on our consolidated statement of income,” to describe the fees we earn as a RIA.
In our analysis of whether the revenues associated with the various RIA arrangements described above should be presented on a gross or a net basis in our consolidated statement of income, we evaluated all the indicators specified in ASC 605-45-45. We determined the key indicators in this analysis, based upon its facts and circumstances, to be: the entity that is the primary obligor under the arrangement, and the entity that determines the product or service specification. We concluded that as a result of the circumstances where an independent RIA, whether such independent RIA is affiliated with an independent contractor associated with RJFS or not, is the entity who is the controlling party in each of those indicators, ASC 605-45 indicates such revenues should be presented on a net basis. Where we concluded that we (through any of our subsidiaries) were the controlling party of such indicators, we concluded the revenues should be presented on a gross basis.
In order to provide the Staff context for the amounts associated with the above items, for our fiscal year ended 2012, RIA related revenues earned by RJFSA and Correspondent firms were less than $15 million, recorded on a net basis.

•
In future filings, please consider revising Management's Discussion and Analysis or your Business section to provide disclosure about the margins earned for the different types of advisory revenue streams reported. To the extent these margin percentages or ranges change over time (either due to integration of acquisitions or other reasons), please revise your MD&A to discuss that fact.

In future filings we will consider providing further discussion about the margins earned for the different types of advisory revenue streams reported. In our historical considerations, we considered that the margins earned on investment advisory fee revenues associated with our asset management segment can be readily computed from the information in the MD&A table on page 48 of our 2012 Form 10-K. With respect to the advisory fee revenues associated with our PCG segment which are included within securities commissions and fees on our consolidated statement of income, we also considered that the margins earned on the IARs associated RJA and RJFSA are consistent with all other PCG commissions displayed on page 41 of our 2012 Form 10-K. The amount of revenue earned for providing administrative and custodial services to RIAs is not considered significant enough to warrant discussion of margins on the business and do not have the effect of distorting the overall PCG margins.

On behalf of the Company, I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance, Chief Financial Officer and Treasurer
Raymond James Financial, Inc.